SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 March, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated  12 March, 2009 re:  Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's D epartment
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 1034
email: sharon.slattery@lloydstsb.co.uk

12th March, 2009

Dear Sirs

Lloyds Banking Group plc (the “Company”)

Not ification of transaction by person disch arging managerial responsibilities

On 11th March, 2009, an option to acquire 984,251 ordinary shares of 25p each in Lloyds Banking Group plc was granted to Mr. M.A. Fisher under the Lloyds TSB Group executive share plan 2003 for nil consideration to facilitate his recruitment.

This relates to a transaction notified to Lloyds Banking Group plc today in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

Sharon Slattery
Senior Assistant Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  12 March, 2009